Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

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Direct Dial Number (202) 636-5508	E-mail Address debra.sutter@stblaw.com

July 9, 2025

VIA EDGAR

Karen Rossotto

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Franklin BSP Lending Fund
File Nos. 811-24075; 333-286423

Dear Ms. Rossotto and Mr. Manion:

On behalf of Franklin BSP Lending Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the first pre-effective amendment to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), through the Commission’s electronic data gathering, analysis and retrieval (EDGAR) system. The Registration Statement includes revisions in response to the Staff’s comments received by the undersigned by letter on May 14, 2025 relating to the initial filing of the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Securities and Exchange Commission	July 9, 2025

1.

We note that portions of the registration statement are incomplete, including the fee table, expense example and seed financial statements. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

The Fund respectfully acknowledges the Staff’s comment.

2.

Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future. Please inform us of the anticipated timing of any applications or requests for relief.

At this time, the Fund has not submitted, nor does it intend to submit any exemptive applications or no-action requests in connection with the Registration Statement.

The Fund notes that it filed an application for an exemptive order on April 11, 2025, as amended on April 24, 2025 and April 29, 2025 (the “Application”), to engage in transactions with certain affiliates otherwise prohibited by Section 17(d) and Rule 17d-l of the Investment Company Act. The Application was noticed by the Staff on April 30, 2025 and the order was granted on May 28, 2025.

3.

We note your intention to sell shares daily at net asset value and to engage in quarterly repurchases at net asset value. Your strategy focuses on investing in privately offered secured and unsecured debt, much of which will be directly originated corporate loans. In correspondence, please tell us more about the policies, systems and information you will rely on to ensure net asset value is fairly and timely calculated in response to changing conditions. Depending on your response, please consider the need to update existing disclosures.

The Fund notes that its board of trustees (the “Board”) has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Procedures”). Under the Valuation Procedures, securities that are not publicly traded or whose market prices are not readily available, as will be the case for a substantial portion of the Fund’s investments, are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the Investment Company Act. As permitted by Rule 2a-5 under the Investment Company Act, the Board has designated Franklin Templeton Fund Adviser, LLC (the “Manager”) as the Fund’s valuation designee to perform fair value determinations relating to all portfolio investments. The Manager will engage a valuation committee (the “Valuation Committee”) to implement the fair value procedures under the Valuation Procedures. The Fund notes that fair valuation under the Valuation Procedures is based on, among other things, input from the Manager, the Valuation Committee, and independent valuation firms. Under the Valuation Procedures, the Fund primarily employs a market-based approach which may use related or comparable assets or liabilities, recent transactions, market multiples and other relevant information for the investment to determine the fair value of the investment. The Fund notes that all valuation models and approaches will be appropriately calibrated to any known and reliable market transaction, including transactions in specific investments, other known transactions in similar investments or other market events that demonstrate value.

Securities and Exchange Commission	July 9, 2025

In sum, the Fund believes that its Valuation Procedures ensure that the Fund’s net asset value is fairly and timely calculated in response to changing conditions. Nevertheless, the Fund has made revisions to the section titled “Net Asset Valuation” to provide additional details regarding its fair valuation procedures.

Prospectus

Cover

4.

Please disclose on the Cover the Fund’s use of leverage. Please provide a cross-reference to the Prospectus discussion of the Fund’s use of leverage and any other factors that make the offering speculative or one of high risk (e.g., low-rated, unsecured or unrated debt and distressed debt). This cross-reference should be bolded and in at least as large as ten-point modern type and at least two points leaded. See Form N-2, Items 1.1.c and 1.1.j.

The Fund confirms it has included disclosure as described in the above comment.

5.	In Interval Fund/Repurchase Offers, please specify the anticipated timing of the Fund’s initial repurchase offer.

The Fund confirms it has included disclosure as described in the above comment.

6.

In the last bolded bullet, regarding disclosure indicating that the Fund may pay distributions “in significant part” from offering proceeds, expense reimbursements borne by the Manager or its affiliates and return of capital, we have the following comments:

a.	Please confirm the Board has determined that this is an appropriate use of offering proceeds.

The Fund confirms that the Board will determine this is an appropriate use of offering proceeds. This flexibility allows the Fund to meet its distribution requirements under applicable law without having to liquidate investments at inopportune times and is viewed by the Fund as a responsible liquidity risk management tool.

b.

Please disclose here as a bolded bullet, the disclosure on page 11 stating “The repayment of any amounts owed to the Manager or its affiliates will reduce future distributions to which you would otherwise be entitled.”

The Fund confirms it has included disclosure as described in the above comment.

Securities and Exchange Commission	July 9, 2025

c.	With respect to return of capital, if anticipated to be material, please disclose on the Cover as bolded bullets the following, as appropriate:

•	Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•

A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

While the Fund anticipates that the amount of its distributions that represent a return of capital will be low, the Fund confirms it has included disclosure as described in the above comment, as a portion of the Fund’s distributions could constitute a return of capital.

Summary of Offering Terms

7.	In Investment Objective and Strategy, please address the following comments:

a.

In the first line on page 2, immediately preceding “attractive”, please insert “what the Manager believes to be”, or similar. Please also explain in the disclosure the meaning of the term “risk-adjusted”.

In response to the Staff’s comment, the Fund respectfully declines to make the requested changes. The Fund notes that many other funds have substantially similar investment objectives without the qualifier, and the Fund believes what the Manager views as an attractive risk-adjusted return is aligned with investors’ views. The Fund notes that it has disclosure in the section of the prospectus titled “Investment Opportunities and Strategies—Investment-level risk/return profile optimization” regarding how it seeks to optimize the risk/return profile for each potential investment. The Fund believes that the disclosure is sufficient for providing investors with information as to how it seeks to generate risk-adjusted returns.

b.

On page 3, in Broadly Syndicated Corporate Loans, on page 3, or where appropriate, please indicate if the Fund will invest in covenant-lite loans. Please also provide associated risk disclosure, as appropriate.

The Fund confirms it has included disclosure as described in the above comment.

Securities and Exchange Commission	July 9, 2025

c.

In Structured Credit, please clarify the term “directly originated” regarding asset-backed investments. In doing so, please disclose the nature of these investments and the Fund’s role in their origination. Please also clarify the difference between Structured Credit and Collateralized Debt Obligations.

The Fund confirms it has included disclosure as described in the above comment. The Fund notes that collateralized debt obligations are a sub-set of the broader structured credit category of investments.

d.

In Insurance-Related Companies, please explain here the meaning of the term “reinsurance”. In correspondence, please tell us more about the types of investments, structures, deal economics, and risk allocations contemplated by this disclosure. In responding, please explain the types of reinsurance arrangements that will be entered into with Cedants and why they are not considered affiliates with the Fund.

The Fund confirms that it has deleted this disclosure regarding its potential investments in, or ownership of, insurance-related companies that enter into reinsurance arrangements with third-party insurance companies (a “Cedant”) that are not affiliated with the Fund, as the Fund does not currently intend to enter into such arrangements with Cedants at this time. If the Fund were to seek to enter into such arrangements in the future, the Fund will include related disclosure in a post-effective registration to the Registration Statement pursuant to Rule 486(a) of the Securities Act.

e.

On page 5, the disclosure in the last sentence of Illiquid and Restricted Securities states “The Fund may also invest, without limit, in securities that are unregistered….” Please clarify in the disclosure what these securities are.

The Fund confirms it has included disclosure as described in the above comment. The Fund notes that this disclosure is intended to describe securities that are eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act.

8.

On page 6, in Principal Risk Factors, disclosure in the third bullet begins with the phrase “If a Shareholder is able to sell its Shares outside of the quarterly repurchase program….” As “Shares are not listed on any securities exchange” and “are subject to limitations on transferability,” please disclose how this may occur, or provide a cross-reference to Transfer Restrictions. Alternatively, please delete this disclosure.

The Fund confirms that it has deleted this disclosure and has revised the disclosure regarding transferability.

Summary of Fees and Expenses (page 18)

9.	In the narrative to the fee table, please indicate the amount of Fund leverage assumed in making the fee calculations.

The Fund confirms it has included disclosure as described in the above comment.

Securities and Exchange Commission	July 9, 2025

Investment Objective and Strategy (page 22)

10.	At the end of the first paragraph of Investment Opportunities and Strategies, the disclosure refers to “Liquid Assets”. This term has not been defined, revise as needed.

The Fund confirms it has revised this disclosure in response to the above comment.

Risks (page 34)

11.

On page 44, in Risks Related to our Investments, please confirm whether unitranche loans will be a significant portion of the portfolio. If so, please include additional disclosures related to the risks associated with these investments.

The Fund confirms that unitranche loans will be part of its principal investment strategy. As such, the Fund confirms it has included disclosure as described in the above comment.

12.

On page 45, Payment-in-Kind (“PIK”) Interest Risk, please disclose the following additional risks associated with these and OID investments, as appropriate: The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan; the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments; market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and, use of PIK and OID securities may provide certain benefits to the Adviser, including increasing management fees.

The Fund confirms it has included disclosure as described in the above comment.

13.	On page 56, the disclosure describes the risks associated with non-U.S. investments. Please disclose foreign investment as a strategy of the Fund.

The Fund confirms that non-U.S. investments are part of the Fund’s principal investment strategy. The Fund notes that the disclosure under “Broadly Syndicated Corporate Loans” states that Syndicated Loans (as defined in the prospectus) may be made to non-U.S. entities. As such, the Fund has not included additional disclosure in response to the above comment.

Certain Provisions in Declaration of Trust

14.	In the penultimate paragraph on page 88, concerning Delaware exclusive jurisdiction, please disclose this provision does not apply to actions brought under the federal securities laws.

The Fund confirms that it has updated its Registration Statement disclosure accordingly.

Securities and Exchange Commission	July 9, 2025

Statement of Additional Information

15.

In the last sentence on page 4, the disclosure states “The Fund’s policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in directly originated corporate loans is nonfundamental….[emphasis added].” Throughout the prospectus the Fund’s 80% test is stated as “Under normal circumstances, corporate loans will represent at least 80% of the Fund’s net assets….” Please present the Fund’s 80% test consistently throughout the registration statement. If the Fund will invest 80% in “directly originated” corporate loans, please define these assets within the prospectus.

The Fund confirms that it has revised this disclosure throughout the Registration Statement to be consistent.

*   *   *   *   *   *   *   *

Securities and Exchange Commission	July 9, 2025

Please do not hesitate to call me at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Debbie Sutter
Debbie Sutter

cc:	Marc A. De Oliveira, Franklin Templeton
David W. Blass, Simpson Thacher & Bartlett LLP
Ryan P. Brizek, Simpson Thacher & Bartlett LLP